UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            New Frontier Energy, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    64439S204
                                    ---------
                                 (CUSIP Number)


                               E. Jeffrey Peierls
                                73 S. Holman Way
                                Golden, CO 80401
                                 (303) 278-2889
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                   May 1, 2008
                                   -----------
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

      Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64439S204                 13D                        Page 2 of 7 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS (1)

   E. Jeffrey Peierls
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                  (a)
                                                                  (b) |X|
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)

   OO
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Colorado, USA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7)   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
          EACH                 0
    REPORTING PERSON      ------------------------------------------------------
          WITH            8)   SHARED VOTING POWER

                               670,093 (2)
                          ------------------------------------------------------
                          9)   SOLE DISPOSITIVE POWER

                               0
                          ------------------------------------------------------
                          10)  SHARED DISPOSITIVE POWER

                               670,093 (2)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    670,093
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    (See Instructions)
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

    4.87% (based on 13,441,884 shares of Common Stock outstanding on May
    21, 2009 as disclosed in the Form 10-K filed by the Issuer on May 29, 2009)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

(1) This Schedule 13D is being filed on behalf of E. Jeffrey Peierls, Brian E. Peierls and The Peierls Foundation, Inc. (the "Foundation"). E. Jeffrey Peierls is the President and a Director of the Foundation, and Brian E. Peierls is the Vice President and a Director of the Foundation. E. Jeffrey Peierls and Brian E. Peierls may be deemed to share indirect ownership of the securities which the Foundation owns; however, they have no pecuniary interest in the securities owned by the Foundation.

(2) Consists of 350,824 shares of common stock, $.001 par value per share, owned by the Foundation, and 319,269 shares of common stock, $.001 par value per share, that may be acquired upon conversion of Series B Convertible Preferred Stock owned by the Foundation.

CUSIP NO. 64439S204                         13D                Page 4 of 7 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS (1)

   Brian E. Peierls
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                  (a)
                                                                  (b)|X|
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)

   PF
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Colorado, USA
--------------------------------------------------------------------------------
    NUMBER OF SHARES      7)   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
          EACH                 141,393 (3)
    REPORTING PERSON
          WITH            ------------------------------------------------------
                          8)   SHARED VOTING POWER

                               670,093 (4)
                          ------------------------------------------------------
                          9)   SOLE DISPOSITIVE POWER

                               141,393 (3)
                          ------------------------------------------------------
                          10)  SHARED DISPOSITIVE POWER

                               670,093 (4)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    811,486
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    (See Instructions)
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

    5.87% (based on 13,441,884 shares of Common Stock outstanding on May
    21, 2009 as disclosed in the Form 10-K filed by the Issuer on May 29,
    2009)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

(3) Consists of 81,393 shares of common stock, $.001 par value per share, and 60,000 shares of common stock that may be acquired upon conversion of Series B Convertible Preferred Stock.

(4) Consists of 350,824 shares of common stock, $.001 par value per share, owned by the Foundation, and 319,269 shares of common stock, $.001 par value per share, that may be acquired upon conversion of Series B Convertible Preferred Stock owned by the Foundation.

CUSIP NO. 64439S204                 13D                        Page 5 of 7 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS (1)

   The Peierls Foundation, Inc.
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)
                                                                 (b) |X|
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)

   WC
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Colorado, USA
--------------------------------------------------------------------------------
    NUMBER OF SHARES      7)   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
          EACH                 670,093 (5)
    REPORTING PERSON
          WITH            ------------------------------------------------------
                          8)   SHARED VOTING POWER

                               0
                          ------------------------------------------------------
                          9)   SOLE DISPOSITIVE POWER

                               670,093 (5)
                          ------------------------------------------------------
                          10)  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    670,093
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    (See Instructions)
--------------------------------------------------------------------------------
13) CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.87% (based on 13,441,884 shares of Common Stock outstanding on May
    21, 2009 as disclosed in the Form 10-K filed by the Issuer on May 29,
    2009)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)

    OO
--------------------------------------------------------------------------------

(5) Consists of 350,824 shares of common stock, $.001 par value per share, and 319,269 shares of common stock, $.001 par value per share, that may be acquired upon conversion of Series B Convertible Preferred Stock.

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


Item 1.  Security and Issuer

This statement on Schedule 13D ("Statement") relates to the shares of Common Stock, $.001 par value per share (the "Common Stock"), of New Frontier Energy, Inc., a Colorado corporation (the "Issuer"), having its principal executive offices at 1789 W. Littleton Blvd., Littleton, Colorado and is being filed by the Reporting Persons identified in Item 2 below.

Item 2.  Identity and Background

(a) This statement is filed by and on behalf of each of the following persons (the "Reporting Persons"): (i) E. Jeffrey Peierls; (ii) Brian E. Peierls; and
(iii) The Peierls Foundation.

(b) The address of the principal business office of each of the Reporting Persons is as follows:

E. Jeffrey Peierls
73 S. Holman Way
Golden, CO 80401

Brian E. Peierls
7808 Harvestman Cove
Austin, TX  78731

The Peierls Foundation
c/o U.S. Trust Company of N.Y.
114 West 47th Street
New York, NY  10036

(c) E. Jeffrey Peierls is the President and a Director of The Peierls Foundation, Inc. (the "Foundation"), and Brian E. Peierls, the Vice President and a Director of the Foundation.

(d) During the last five years, none of the Reporting Persons filing this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons filing this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Peierls are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The Foundation used working capital to acquire its shares of the Issuer's Common Stock and Series B Convertible Preferred Stock for an aggregate purchase price of $807,140.

Brian E. Peierls used personal funds to acquire his shares of the Issuer's Common Stock and Series B Convertible Preferred Stock for an aggregate purchase price of $157,546.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons continue to review their investment in the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Among other things, the Reporting Persons have expressed their support for the farm-out transaction described in the 8-K Report filed by the Issuer on June 29, 2009. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer or selling some or all of the shares of Common Stock or other securities of the Issuer held by some or all of them, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of Issuer

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

     See the disclosure provided in response to Items 11 and 13 on the attached cover page.

(b)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

          See the disclosure provided in response to Item 7 on the attached cover page.

     (ii) shared power to vote or to direct the vote:

          See the disclosure provided in response to Item 8 on the attached cover page.

     (iii) sole power to dispose or to direct the disposition of:

          See the disclosure provided in response to Item 9 on the attached cover page.

     (iv) shared power to dispose or to direct the disposition of:

          See the disclosure provided in response to Item 10 on the attached cover page.

(c) No transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the Reporting Persons filing this Statement and their affiliated persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

                                   SIGNATURES

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.



The Peierls Foundation, Inc.

By:  /s/ Jeffrey Peierls
     -------------------
E. Jeffrey Peierls, President
Date: July 13, 2009


/s/ Jeffrey Peierls
-------------------
E. Jeffrey Peierls, Individually
Date: July 13, 2009


/s/ Brian E. Peierls
--------------------
Brian E. Peierls, Individually
Date:  July 13, 2009